UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2025

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
+34 91-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica agrees on the renewal of the Chairmanship.	2

TELEFÓNICA, S.A. (“Telefónica” or the “Company”) in compliance with the Securities Market legislation, hereby communicates the following:

INSIDE INFORMATION

In view of the Company's new shareholding structure and that some of its relevant shareholders have expressed the convenience of embarking on a new stage in the executive chairmanship, Telefónica’s Board of Directors, which met today to assess the situation, under the chairmanship of Mr. José María Álvarez-Pallete, has adopted, following a favorable report from the Nominating, Compensation and Corporate Governance Committee, the following resolutions:

1.-    To agree on the orderly renewal of the Company's chairmanship, in order to adapt it to its new shareholding structure.

2.-    To approve the termination of the contract signed with Mr. José María Álvarez-Pallete as Executive Chairman of Telefónica’s Board of Directors, and to request him, in accordance with the provisions of Article 12.2.a) of the Regulations of the Board of Directors, the resignation from his position as Director.

Mr. Álvarez-Pallete, in response to said request, tendered his resignation as a Director, which was accepted by the Board of Directors.

The Board of Directors has unanimously expressed its deepest gratitude to Mr. José María Álvarez-Pallete for the years of work and collaboration with the Telefónica Group and, specially, for the many services rendered and for his extraordinary effort, dedication and contribution during his long professional career in the Group.

3.-    In order to guarantee an adequate replacement in the executive chairmanship of the Company, to approve the appointment by cooptation of Mr. Marc Thomas Murtra Millar, as Executive Director of the Company, also appointing him as Executive Chairman of the Board of Directors and delegating to him all the powers that may be delegated by the Board of Directors, to be exercised jointly and severally.

Mr. Murtra has accepted his appointment has Executive Chairman of Telefónica, on this same date.

Madrid, January 18, 2025.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	January 18, 2025	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors